EXHIBIT 99.1



NSAll N E T H E R L A N D, S E W E L L            CHAIRMAN-CLARENCE M.NETHERLAND
      & A S S O C I A T E S. I N C.                 PRESIDENT- FREDERIC D.SEWELL

International Petroleum Consultants                       SENIOR VICE PRESIDENTS
Engineering, Geology, Geophysics                       DANNY D. SIMMONS -HOUSTON
                                                     THOMAS J. TELLA II - DALLAS
                                                         DAN PAUL SMITH - DALLAS
                                                        G. LANCE BINDER - DALLAS
                                                     PHILLIP A.LONGACRE - DALLAS
                                                         P. SCOTT FROST - DALLAS
                                                    C.H.(SCOTT) REES II - DALLAS

                                      February 3, 1999


Snyder Oil Corporation
777 Main-Street, Suite 1400
Fort Worth, Texas 76102

Gentlemen:

         In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 1998, to the Snyder Oil Corporation
(SOCO) interest in certain oil and gas properties located in Wyoming and in state and federal waters offshore Gulf of Mexico as listed in the accompanying tabulations. This report has been prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

         As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the SOCO interest, as of December 31, 1998, to be:

                                            Net Reserves                            Future Net Revenue
                                    -------------------------------       -------------------------------------
                                        Oil              Gas                                     Present Worth
        Category                     (Barrels)          (MCF)                  Total                 at 10%
------------------------            -----------     ---------------       ---------------        --------------

Proved Developed
  Producing                         2,109,898        262,025,911            $36O,693,600           $215,412,500
  Non-Producing                     1,447,711         43,168,301              70,520,100             44,911,100
Proved Undeveloped                    875,798         67,846,732              67,919,400             25,100,100
                                    ---------       ------------          --------------         --------------

    Total Proved                    4,433,407        373,040,944            $499,133,100           $285,423,700

         The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

         As shown in the Table of Contents, this report includes summary projections of reserves and revenue by reserve category for all properties and for each division. Summary projections of reserves and revenue by reserve category along with one-line summaries of reserves, economics, and basic data by lease are also included for each project behind the appropriate division tab. For the purposes of this report, the term "lease" refers to a single economic projection.

         The estimated reserves and future revenue shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any value for probable or possible reserves which may exist for these properties. This report does not include any value which could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

          Future gross revenue to the SOCO interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deducting these taxes, future capital costs, and operating expenses, but before consideration of federal income taxes; future net revenue for the offshore properties is also after deducting abandonment costs. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

         For the purposes of this report, a field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs which may be incurred due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment nor the cost of abandoning the onshore properties. Future revenue estimates for offshore properties include SOCO's estimates of the net costs to abandon the wells, platforms, and production facilities; such net costs include credit for recoverable salvage. We have reviewed SOCO's estimates and consider them to be reasonable. Abandonment costs for offshore properties are included with other capital investments.

         Oil prices  used in this  report are based on a December  31, 1998 West
Texas Intermediate posted price of $9.50 per barrel, adjusted for regional posted price differentials by zone for the Beaver Creek Project, by significant property group for the Washakie Project, and by field for the offshore projects. Gas prices used in this report are based on average December 1998 prices by zone for the Beaver Creek Project, by pipeline for the Washakie Project, and by field for the offshore projects. Oil and gas prices are held constant in accordance with SEC guidelines.

         Lease and well operating costs are based on operating expense records of SOCO. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. Headquarters general and administrative overhead expenses of SOCO are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment.

         We have made no investigation of potential gas volume and value imbalances which may have resulted from overdelivery or underdelivery to the SOCO interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on SOCO receiving its net revenue interest share of estimated future gross gas production.

         The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. The sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions included in this report due to governmental policies and uncertainties of supply and demand. Also, estimates of reserves may increase or decrease as a result of future operations.

         In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering and geological, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions necessarily represent only informed professional judgments.

         The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Snyder Oil Corporation and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. We are independent petroleum engineers, geologists, and geophysicists; we do not own an interest in these properties and are not employed on a contingent basis. Basic geologic and field performance data together with our engineering work sheets are maintained on file in our office.

                                                Very truly yours,

                                                /s/ Frederic D. Sewell

RKG:EAD